Exhibit 99.1

EUDA Health Holdings Limited Has Received Notice from Nasdaq that it has Failed to Maintain a Minimum Market Value of its Listed Securities

Singapore. April 27, 2026 (Globe Newswire) - EUDA Health Holdings Limited (“EUDA” and the “Company”) received a written notice (the “MVLS Notice”) from Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) on April 23, 2026, indicating that the Company had failed to maintain a Minimum Market Value of Listed Securities (“MVLS”) of $35 million over the last 32 consecutive business days as required by the Nasdaq Listing Rule 5550(b)(2).

The MVLS Notice has no immediate effect on the listing of the Company’s securities on Nasdaq and the Company has been provided a period of 180 calendar days from the date of the MVLS Notice, or until October 20, 2026, in which to regain compliance (the “MVLS Compliance Period”). In order to regain compliance with Nasdaq Listing Rule 5550(b)(2), the Market Value of Listed Securities of the Company must close at $35,000,000 or more for a minimum of ten consecutive business days during the MVLS Compliance Period.

In the event that the Company does not regain compliance with Nasdaq Listing Rule 5550(b)(2) within the MVLS Compliance Period, Nasdaq will provide notice to the Company that its listed securities will be subject to delisting. In the event of such notification, the Company may appeal Nasdaq’s determination to delist its securities. However, there can be no assurances that Nasdaq would be able to regain compliance with all applicable requirements for continued listing on the Nasdaq Capital Market.

For investor and media inquiries, please contact:

Christensen Advisory

Christian Arnell

Phone: +852 2117 0861

Email: christian.arnell@christensencomms.com